FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                   06 May 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





       Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding EGM Statement dated 06 May 2004



                           Baltimore Technologies Plc

                    6 May 2004 Extraordinary General Meeting

London, UK - 6 May 2004. The Extraordinary General Meeting of Baltimore Technologies Plc ("Baltimore") requisitioned by Acquisitor Holdings (Bermuda) Ltd ("Acquisitor") took place today. Each resolution set out in the Notice of Meeting which was capable of being validly proposed at the meeting was voted on by shareholders on a poll taken at the meeting. The poll count is currently being undertaken by the Registrars to Baltimore and the declaration of the results of these polls will be made by a Regulatory News Service ("RNS") announcement to the market as soon as reasonably practicable after certification of the results by the Registrars. In the event that this RNS announcement has not been released to the market by 12 noon on 7 May, Baltimore will issue a further announcement through a RNS updating the market at that time.

The meeting stands adjourned, as a formality, and will be resumed at 5pm on 7 May at the offices of Nabarro Nathanson, Lacon House, 84 Theobald's Road, London WC1, solely for the purpose of declaring the results of the polls. Shareholders may attend the adjourned meeting.

While the Company does not know at the time of this release what the outcome of the polls will be, in the event that the Company then no longer has a continuing quorum of three Directors, there is a risk that the UKLA may suspend the listing of the Company's shares, pending the appointment of a quorate Board. In this event a further announcement will be made.

                                    - ENDS -

For further information
Smithfield            +44 (0) 20 7360 4900
Andrew Hey
Nicholas Bastin
Will Swan


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Dennis Paul Kelly
                Title:      Chief Financial Officer & Chief Operating Officer




Date: 06 May 2004